Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

05013124

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 07 2005
WASH. D.C.
213

30 November 2005

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 10/2005 sent today.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com

SUPPL

PROCESSED
DEC 12 2005
THOMSON
FINANCIAL

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Fax 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 10/2005
Humlebæk, 30 November 2005

Notice convening Annual General Meeting in Coloplast A/S

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S which will be held on

Wednesday, 14 December 2005 at 16.00

at the premises of Coloplast A/S at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

From 15.00 - 15.30, before the formal proceedings of the Annual General Meeting start, there will be a presentation of Coloplast's efficiency drive. The presentation is in Danish, but its title translates into "The shortest path to value for our customers - Making processes simpler at Coloplast". From 15.30 - 16.00, refreshments will be served.

The General Meeting will be opened by the Chairman of the Board of Directors of Coloplast A/S. The Meeting will be directed by a chairman, elected by the Board of Directors.

Agenda of the General Meeting

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit or for the treatment of the loss, as the case may be, according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

   Proposal by the Board:

   - Granting of authority to the Company's Board to buy own shares representing up to 10 per cent of the share capital of the Company in accordance with the provisions of section 48 of the Danish Companies Act.

     The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent.

     Such authority to be valid until the Annual General Meeting in

Coloplast

5. To elect Directors.

   The Board proposes re-election of the following Directors:

   Mr. Palle Marcus, Director (Chairman of the Board)
   Mr. Niels Peter Louis-Hansen, BCom (Deputy Chairman)
   Mr. Peter Magid, Attorney
   Mr. Torsten E. Rasmussen, Director
   Ms. Ingrid Wiik, President and CEO

   Mr. Kurt Anker Nielsen has not offered himself for re-election

   The Board proposes election of a new Director, Mr. Michael Pram Rasmussen, CEO, Topdanmark A/S and Topdanmark Forsikring A/S. His CV is enclosed.

   For further information on the present members of the Board, please refer to Coloplast's website www.coloplast.com or contact the Shareholder Secretariat by telephone at +45 4911 1921.

6. To elect an auditor.

   According to options laid down by the Danish law, the Board proposes that the Company has one auditor only in future.

   The Board proposes re-election of PricewaterhouseCoopers.

7. Any other business.

Approval of the proposal under item 4 above may be carried by a simple majority of votes in accordance with Article 11 of the Articles of Association.

No other proposals have been submitted by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

Admission cards for the Annual General Meeting may be requested by filling in and sending the attached form, which may also serve to give proxy. The form must be received by Aktiebog Danmark A/S no later than Monday, 12 December 2005 by 16.00.

Refreshments will be served after the Meeting.

The Board of Directors

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Director Corporate Communications, phone +45 4911 1920